FOGHORN THERAPEUTICS INC.

500 Technology Square, Ste 700

Cambridge, MA 02139

March 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Jordan Nimitz, Division of Corporation Finance, Office of Life Sciences

Re:	Foghorn Therapeutics Inc.

Registration Statement on Form S-3 (File No. 333-262711)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Foghorn Therapeutics Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on March 14, 2022, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein or Rachel Phillips of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Rachel Phillips of Ropes & Gray LLP, counsel to the Company, at (212) 841-8857 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

FOGHORN THERAPEUTICS INC.

By:	/s/ Adrian Gottschalk
Name:	Adrian Gottschalk
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]